400 Howard Street San Francisco, CA 94105 1-800-iShares (1-800-474 -2737) www.iShares.com

January 5, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck

Re:	iShares® Diversified Alternatives Trust - Annual Report on Form 10-K for the Year Ended December 31, 2010
File No. 001-34537

Dear Mr. Kluck:

Reference is hereby made to your letter dated December 22, 2011, pursuant to which the staff of the Division of Corporation Finance provided comments to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the iShares® Diversified Alternatives Trust (the “Trust”) on March 24, 2011. Set forth below are the responses to those comments. For your convenience, the text of each comment is reproduced in italics before our response.

Form 10-K

General

1.	In future Exchange Act periodic reports, please disclose your Authorized Participants.

The Trust will include in Item 1 (Business) of future Annual Reports on Form 10-K a list of the entities having the status of Authorized Participants as of the date of the filing.

2.	We note that the trust invests in forward contracts. In future Exchange Act periodic reports, to the extent material, please identify the counterparty and creditworthiness of the counterparty.

The Trust concurs with the staff’s view regarding the materiality to investors of the identity of the counterparty to the Trust’s forward contracts, and will continue to include the name of such counterparty in the notes to its financial statements. To the extent material, the Trust will also include in future Exchange Act reports a discussion regarding the creditworthiness of such counterparty. At present, given that the Trust’s counterparty (The Royal Bank of Scotland plc) is a global financial institution widely followed by the markets, the registrant believes that no such discussion is necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.	In future Exchange Act periodic reports, please discuss the fees and expenses paid by the trust.

The Trust will include the discussion requested by the staff in the MD&A section of its future Exchange Act periodic reports.

***

As requested, the Trust hereby acknowledges as follows:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned the undersigned at (415) 670-4663 or Andrew Josef at (415) 670-2059, should you have any further questions.

Sincerely,

iShares® Delaware Trust Sponsor LLC,

in its capacity as the sponsor of the Trust

By:	/s/ Jack Gee
Name:	Jack Gee
Title:	Managing Director